

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2022

Douglas R. Lebda
Chief Executive Officer
LendingTree, Inc.
1415 Vantage Park Dr., Suite 700
Charlotte, North Carolina 28203

> **Re: LendingTree, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2021**
> **Filed March 1, 2022**
> **File No. 001-34063**

Dear Mr. Lebda:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Finance

cc: Shane Tintle